SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

42/F, EDINBURGH TOWER, THE LANDMARK

15 QUEEN’S ROAD CENTRAL, HONG KONG

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

ANDREW L. FOSTER *

BRADLEY A. KLEIN ~

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND & WALES)

~ (ALSO ADMITTED IN ILLINOIS)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com August 31, 2018

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VIA EDGAR

Ms. Anne Nguyen Parker

Ms. Sonia Bednarowski

Mr. Doug Jones

Ms. Theresa Brilliant

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:    NIO Inc. (CIK No. 0001736541)

          Registration Statement on Form F-1 (File No. 333-226822)

Dear Ms. Parker, Ms. Bednarowski, Mr. Jones, and Ms. Brilliant:

On behalf of our client, NIO Inc., a company organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Amendment No. 2 to the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibit via EDGAR to the Securities and Exchange Commission (the “Commission”). The purpose of this amendment is primarily to update the Company’s delivery, reservation and production data as of August 31, 2018. To facilitate your review, we have separately delivered to you five courtesy copies of the Registration Statement, marked to show change to the registration statement filed with the Commission on August 28, 2018.

*            *             *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Bin Li, Chairman and Chief Executive Officer, NIO Inc.
Louis T. Hsieh, Chief Financial Officer, NIO Inc.
Will H. Cai, Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Geoffrey Wang, Partner, PricewaterhouseCoopers Zhong Tian LLP
Allen Wang, Partner, Latham & Watkins